EXHIBIT 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges
(UNAUDITED)
Atlas Pipeline Partners, L.P.
(amounts in thousands except ratios)

	Six months ended
	June 30,
	2007	2006
Earnings:
Income (Loss) before income tax expense (1)	$(18,357)	$19,192
Fixed charges	14,921	13,023
Interest capitalized	(976)	(1,059)
Amortization of previously capitalized interest	52	7

Total	$(4,360)	$31,163

Fixed Charges:
Interest cost and debt expense	14,086	12,491
Interest allocable to rental expense (2)	835	532

Total	$14,921	$13,023

Ratio of Earnings to Fixed Charges	— (3)	2.4

(1)	Includes a non-cash gain (loss) recognized on derivatives of $(30.8) million and $0.9 million for the six months ended June 30, 2007 and 2006, respectively.

(2)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.

(3)	Due to the Partnership’s loss for the six months ended June 30, 2007, the Partnership’s earnings were insufficient to cover its fixed charges by $19.3 million.

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